UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 2)

THE MOSAIC COMPANY

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

61945C 10 3

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61945C 10 3	Page 2 of 11

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,493,321*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,493,321*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,493,321*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.90%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 296,930,722 shares of Common Stock, par value US$0.01 per share (“Shares”), reported as outstanding by The Mosaic Company as of December 28, 2012 in its most recent quarterly report on Form 10-Q for the quarterly period ended November 30, 2012 and filed with the Securities and Exchange Commission (“SEC”) on January 4, 2013.

CUSIP No. 61945C 10 3	Page 3 of 11

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,412,738*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,412,738*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,412,738*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 296,930,722 Shares, reported as outstanding by The Mosaic Company as of December 28, 2012 in its most recent quarterly report on Form 10-Q for the quarterly period ended November 30, 2012 and filed with the SEC on January 4, 2013.

CUSIP No. 61945C 10 3	Page 4 of 11

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,412,738*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,412,738*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,412,738*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 296,930,722 Shares, reported as outstanding by The Mosaic Company as of December 28, 2012 in its most recent quarterly report on Form 10-Q for the quarterly period ended November 30, 2012 and filed with the SEC on January 4, 2013.

CUSIP No. 61945C 10 3	Page 5 of 11

1	NAMES OF REPORTING PERSONS Dunearn Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,412,738*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,412,738*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,412,738*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 296,930,722 Shares, reported as outstanding by The Mosaic Company as of December 28, 2012 in its most recent quarterly report on Form 10-Q for the quarterly period ended November 30, 2012 and filed with the SEC on January 4, 2013.

CUSIP No. 61945C 10 3	Page 6 of 11

1	NAMES OF REPORTING PERSONS Sherwood Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 15,057,110*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,057,110*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,057,110*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 296,930,722 Shares, reported as outstanding by The Mosaic Company as of December 28, 2012 in its most recent quarterly report on Form 10-Q for the quarterly period ended November 30, 2012 and filed with the SEC on January 4, 2013.

Item 1	(a).	Name of Issuer:

The Mosaic Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3033 Campus Drive Suite E490 Plymouth, Minnesota 55441 USA

Item 2	(a).	Name of Person Filing:

		(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

		(ii)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

		(iii)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

		(iv)	Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

		(v)	Sherwood Investments Pte. Ltd. (“Sherwood”), a wholly-owned subsidiary of Dunearn.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

		(i)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(ii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(iii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(iv)	c/o International Management (Mauritius) Limited Les Cascades, Edith Cavell Street, Port Louis, Mauritius

		(v)	c/o International Management (Mauritius) Limited Les Cascades, Edith Cavell Street, Port Louis, Mauritius

Item 2	(c).	Citizenship:

		(i)	Singapore

		(ii)	Singapore

		(iii)	Singapore

		(iv)	Mauritius

		(v)	Mauritius

Item 2	(d).	Title of Class of Securities:

Common Stock, par value US$0.01 per share.

Item 2	(e).	CUSIP Number:

61945C 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) (i) As of December 31, 2012, Sherwood directly owned 15,057,110 Shares. Sherwood is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings.

As of December 31, 2012, Northbrooks Investments (Mauritius) Pte Ltd (“Northbrooks”) directly owned 4,355,628 Shares. Northbrooks is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings.

Accordingly, as of December 31, 2012, each of Temasek Holdings, Temasek Capital, Seletar and Dunearn may be deemed to have beneficially owned the 15,057,110 Shares owned directly by Sherwood and the 4,355,628 Shares owned directly by Northbrooks, being an aggregate of 19,412,738 Shares. There are no changes to the above shareholdings as of the date of this Schedule.

(ii) As of December 31, 2012, Temasek Holdings may be deemed to have beneficially owned an additional 1,080,583 Shares indirectly through a master fund (the “Master Fund”) which directly owned the said Shares. A feeder fund (the “Feeder Fund”) is the sole shareholder of the Master Fund and may be deemed to have indirectly owned the said Shares.

As the sole general partner of the Feeder Fund, Seatown GP Pte. Ltd. (“Seatown GP”), may be deemed to share voting and dispositive power with respect to the Shares indirectly owned by the Feeder Fund. Seatown Holdings International Pte Ltd (“Seatown Holdings”) is the fund manager of the Feeder Fund and the Master Fund, and accordingly, may be deemed to share voting and dispositive power with respect to the said Shares.

Temasek Holdings is the ultimate holding company of Seatown Holdings and Seatown GP. Accordingly, as of December 31, 2012, each of Temasek Holdings, Seatown Holdings and Seatown GP may be deemed to have beneficially owned the 1,080,583 Shares owned directly by the Master Fund. As of the date of this Schedule, the Master Fund owns 4,453 Shares and each of Temasek Holdings, Seatown Holdings and Seatown GP may be deemed to beneficially own such Shares.

Accordingly, as described in (i) and (ii) above, Temasek Holdings may be deemed to have beneficially owned 20,493,321 Shares as of December 31, 2012 and to beneficially own 19,417,191 Shares as of the date of this Schedule.

(b) Percent of class:

As of December 31, 2012, the Shares that may be deemed to have been beneficially owned by Temasek Holdings constituted approximately 6.90% of the Shares outstanding.

As of December 31, 2012, the Shares that may be deemed to have been beneficially owned by Dunearn, Seletar and Temasek Capital constituted approximately 6.54% of the Shares outstanding, including 5.07% directly and beneficially owned by Sherwood.

All percentage calculations in this Schedule are based on 296,930,722 Shares reported as outstanding by The Mosaic Company as of December 28, 2012 in its most recent quarterly report on Form 10-Q for the quarterly period ended November 30, 2012 and filed with the SEC on January 4, 2013.

(c) Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote: Sherwood: 15,057,110

(ii) Shared power to vote or to direct the vote:

Temasek Holdings: 20,493,321. Temasek Capital: 19,412,738. Seletar: 19,412,738. Dunearn: 19,412,738.

(iii) Sole power to dispose or to direct the disposition of: Sherwood: 15,057,110.

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings: 20,493,321. Temasek Capital: 19,412,738. Seletar: 19,412,738. Dunearn: 19,412,738.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chua Eu Jin
Name: Chua Eu Jin
Title: Authorised signatory

Dated: February 7, 2013	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Chan Chye Y’Nee Charina
Name: Chan Chye Y’Nee Charina
Title: Director

Dated: February 7, 2013	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
Name: Git Oi Chee
Title: Director

Dated: February 7, 2013	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

SHERWOOD INVESTMENTS PTE. LTD.

	By:	/s/ Lim Fung Jen
Name: Lim Fung Jen
Title: Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 7, 2013, among Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Sherwood Investments Pte. Ltd.

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 7, 2013	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chua Eu Jin
Name: Chua Eu Jin
Title: Authorised signatory

Dated: February 7, 2013	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Chan Chye Y’Nee Charina
Name: Chan Chye Y’Nee Charina
Title: Director

Dated: February 7, 2013	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
Name: Git Oi Chee
Title: Director

Dated: February 7, 2013	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

SHERWOOD INVESTMENTS PTE. LTD.

	By:	/s/ Lim Fung Jen
Name: Lim Fung Jen
Title: Director